Exhibit 12.0
COOPER INDUSTRIES PLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Year Ended December 31,
	2009		2008		2007		2006		2005
Interest Expense	$64,200		$70,400		$51,000		$51,500		$64,800

Estimated Interest Portion of Rent Expense	14,284		14,058		12,132		10,168		10,583

Fixed Charges	$78,484		$84,458		$63,132		$61,668		$75,383

Income From Continuing Operations Before Income Taxes	$482,700		$807,200		$826,200		$647,700		$495,000

Add: Fixed Charges	78,484		84,458		63,132		61,668		75,383

Less: Equity in (Earnings) Losses of 50% or Less Owned Companies	—		7,765		(265)		(724)		(1,328)

Earnings Before Fixed Charges	$561,184		$899,423		$889,067		$708,644		$569,055

Ratio of Earnings to Fixed Charges	7.2	X	10.6	x	14.1	x	11.5	x	7.5	x